

September 7, 2017

<u>Via Email</u>

Jonathan K. Layne
Gibson, Dunn & Crutcher LLP
2029 Century Park East
Los Angeles, CA 90067

     Re: **Herbalife Ltd.**
                Schedule TO-I filed on August 21, 2017
                Schedule TO-I/A filed on August 28, 2017
                File No. 005-80216

Dear Mr. Layne:

     The staff of the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a review of the filings listed above. All defined terms have the same meaning as in your filings, unless otherwise noted.

     Please respond to this letter promptly by filing an amendment, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment and the information you provide in response to these comments, we may have additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Schedule TO-I filed August 21, 2017 – Item 10. Financial Statements

1.   Please explain in your response letter why you do not believe that the financial information showing the pro forma effect of the Offer on the Company is material. See Item 1010(b) of Regulation M-A. In this regard, we note that at the minimum purchase price of $60.00 per share in the Offer, you would be repurchasing 10.64% of the total issued and outstanding common shares.

Exhibit 99(A)(1)(A) – Offer to Purchase

Cover Page

2.   Revise the cover page and elsewhere in the Offer to Purchase, where appropriate, to highlight that tendering shareholders may only receive a cash payment if their tendered shares are purchased and that they should not rely on receiving an additional payment under the CVRs when making their investment decisions.

Important

3.   You state that shareholders who wish to maximize their chance of having their tendered shares purchased should check the box on the Letter of Transmittal captioned "Shares Tendered at Cash Price Determined Under the Offer." Here and where similar disclosure appears later in the Offer to Purchase, note that doing so increases the chances that the Cash Purchase Price will be the lowest price in the range ($60.00).

What is a CVR?, page 2

4.   In your response letter, please provide your analysis as to whether the CVRs to be issued in exchange for tendered shares in this Offer constitute "securities" within the meaning of Securities Act Section 2(a)(1). To the extent that you are relying on prior no-action letters regarding contingent value rights, your analysis should demonstrate that the CVRs comply with the conditions of those letters.

5.   In your response letter, tell us how the CVRs comply with the prompt payment requirements of Rule 13e-4(f)(5). Tell us whether the rights that shareholders will receive are enforceable under state law and the Company's jurisdiction of incorporation immediately after acceptance of tendered shares.

How will the CVR Payment Amount be calculated?, page 2

6.   In an appropriate section of the Offer to Purchase, include additional information about the CVRs to be issued in exchange for tendered shares, with emphasis on the fact that the CVRs may not result in any additional value for tendering holders. Some matters to be addressed in the expanded disclosure include the following:

- the risks associated with the CVRs, including, for example, that a Going Private Transaction may not occur at all, may occur after the expiration of the CVRs, or that a sale may be completed at a per share price at or lower than the Cash Purchase Price in the Offer; and

- additional details about any fees or expenses that may be deducted from any CVR payment amount, including the types of fees that could be incurred and their approximate percentage and whether any fees or expenses would be payable to the Company or its affiliates.

7.   Disclose the extent of the obligations that the Company has under the CVR Agreement, if any, to engage in efforts that would result in the culmination of a Going Private Transaction during the two-year term of the CVR.

8.   Clarify why you include the "in good faith" qualifying language here with respect to calculating the difference between the value shareholders receive in the Cash Purchase Price and the Going Private Transaction.

9.   See our last comment above. Clearly describe in the Offer to Purchase all of the possible "adjustments" to the value per share shareholders would receive in any Going Private Transaction that the Company may make in setting the Adjusted Going Private Price Per Share used in calculating the CVR payment amount. Currently, your disclosure references "such matters as the Company deems relevant" and "certain other adjustments;" this language does not provide a clear basis for understanding how the calculation will be made.

What is a "Going Private Transaction" for purposes of the CVR?, page 2

10.   A "going private transaction" for purposes of the federal securities laws is generally understood to mean a transaction involving an affiliate of the issuer or the issuer itself. Here and in the corresponding section later in the Offer to Purchase, clarify that a "Going Private Transaction" for purposes of this Offer and the CVRs to be issued in exchange for tendered shares could include a transaction with a non-affiliate of the Company with the requisite effect of delisting.

Following the Offer, will the Company continue as a public company?, page 4

11.   We note the disclosure here and later in the Offer to Purchase that the Offer will decrease the Company's public float and may result in "slightly less liquidity and trading volume of the shares." We note that almost 30% of the shares are currently held by officers, directors, and Carl Icahn, all of whom will not tender into the Offer and will therefore see an increase in their percentage ownership after the Offer is completed. Given the concentrated ownership of these shares, and the relatively large percentage of shares that will not be tendered into the Offer, consider revising the characterization of the possible decrease in liquidity and potential effects of this Offer.

<u>If I own fewer than 100 shares and I tender all of my shares, will I be subject to proration?, page 6</u>

12. Explain what will happen if odd lot tenders representing more than $600 million in value are tendered in this Offer.

<u>What are the U.S. federal income tax consequences if I tender my shares?, page 7</u>

13. Explain the basis for your characterization of the tax treatment of the CVRs as substantially uncertain, given that the Company will assign a value to the CVRs for accounting purposes.

<u>Does the Company intend to repurchase any shares other than pursuant to the Offer during or after the Offer?, page 8</u>

14. We note the disclosure in the last sentence of this section to the effect that the Icahn Letter Agreement will permit Carl Icahn to own more than 50% of the shares if his increased ownership is due to a reduction in the number of shares outstanding. Clarify that additional repurchases by the Company could have the effect of further increasing Mr. Icahn’s percentage ownership stake above the 50% limit.

<u>Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans, page 15</u>

15. Refer to the disclosure at the bottom of page 16 concerning the effects of the Offer on the conversion rate of the Company’s existing outstanding 2% convertible notes under the anti-dilution adjustment provisions of those securities. You state that the effect of the Offer on the notes would not be known until the expiration of the Offer. Expand the disclosure to describe the possible effects of the Offer, and what they will depend on. With respect to the parties to the capped call option transactions having the right to reduce the cap price thereunder as a result of the Offer, provide further details about the potential magnitude of the possible adjustment and what factors that would impact the adjustment.

16. See our last comment above. Provide the same details with respect to the share repurchase transactions to which the Company is a party that may be impacted by the Offer.

<u>Background and Reasons for Including a CVR in the Offer Consideration, page 17</u>

17. You state that “[e]xcept for the foregoing and as otherwise disclosed in this Offer to Purchase or the documents incorporated by reference herein, the Company does not have any plans or proposals and is not currently engaged in any negotiations

that relate to or would result in [a list of extraordinary transactions that follows]." Specify the documents incorporated by reference where disclosure about this information appears so that shareholders can access it. Alternatively, delete this part of the statement.

18.   Furthermore, we note that you qualify your statement that the "Company does not currently have any plans or proposals and is not currently engaged in any negotiations" resulting in the enumerated transactions "[e]xcept for the foregoing." Yet, the preceding paragraphs of this section do not indicate any current plans, proposals, or negotiations and, in fact, specifically state that the "Company is not engaged in any such discussions." Please revise or advise.

Conditions of the Tender Offer, page 25

19.   Refer to the disclosure in the first paragraph of this section. We do not understand the following disclosure in the parenthetical: "(whether any shares have theretofore been accepted for payment)." Please clarify how shares could be accepted for payment before the Expiration Time. Alternatively, revise or delete this statement.

20.   Refer to the condition in the last bullet point on page 25. All Offer conditions must be clearly described such that shareholders can determine when they are triggered. Revise this Offer condition to specify what "adverse consequences" could occur under the Company's 2% convertible notes, the capped call option transactions to which the Company is a party, and the forward share repurchase transactions the Company entered into when the convertible notes were issued that could trigger this condition.

21.   Refer to the second to last Offer condition appearing on page 27. Revise to clarify when the Company's acceptance, purchase or payment of shares pursuant to the Offer would violate or conflict with its Credit Facility or any other existing credit facility of the Company in place at the time of this Offer.

22.   Refer to the disclosure in the second to last paragraph of this section. Note that when an Offer condition is triggered, the Company must promptly amend the Offer materials to advise shareholders whether it will waive the condition and proceed with the Offer, or assert the condition to terminate it. We advised you of this position in an oral comment issued on August 23, 2017 with respect to the original Offer condition relating to an increase or decrease of 10% or more in your share price. Please revise here in a manner consistent with this position.

Legal Matters; Regulatory Approvals, page 34

23.   We note the following disclosure in this section: "The Offer is currently scheduled to expire during a Company 'black-out' period when our officers and directors would typically be precluded from buying or selling common shares. It is the Company's current intention to either disclose updated information that could be material to a shareholder's decision of whether or not to tender shares in the Offer shortly before the Expiration Time, or extend the scheduled expiration of the Offer to a later date and time." What is meant by "shortly before the Expiration Time" (as a period of days), for purposes of this statement? As you are aware, the tender offer rules require that material changes to existing disclosure in tender offer materials must be disseminated in a timely manner to allow shareholders to react.

Background and Reasons for Including a CVR in the Offer Consideration, page 42

24.   We note the Company has chosen to offer CVRs at this time because it has been in talks with "various parties" regarding a potential Going Private Transaction and therefore included the CVR component of the Offer consideration as a means of protecting tendering shareholders if the Company is purchased within two years after this Offer. In light of this disclosure by the Company and the need for shareholders to be able to better assess the value of the CVRs offered as consideration, please provide the following disclosures about the Company's prior discussions about a potential Going Private Transaction:

- in the first paragraph of this section, clarify by dates or date ranges what you mean by the reference to "from time to time in the past;"

- expand your disclosures regarding the number and nature of the "various parties" that engaged with the Company regarding a potential Going Private Transaction, including "Party A" (for example, whether they were strategic buyers or financial buyers and whether they were affiliates of the Company or its control persons);

- explain why the board determined to offer CVRs at this time, given your disclosure that the prior discussions regarding a potential Going Private Transaction "occurred over the past few years";

- to the extent that the board's decision to include CVRs in this Offer was prompted by the recent discussions with "Party A," explain the reasons why these discussions, unlike those with other parties over the past years, led the board to offer CVRs at this time; and

- explain the reasons for the board's decision to establish a two-year term for the CVRs.

25. Refer to the third paragraph of this section. Provide additional details about the background of the discussions with Party A and the eventual termination of such discussions. Your expanded disclosure should address the following:

- Describe how these discussions were initiated and by whom.

- Describe the scope of the discussions, the steps taken to pursue these discussions, and the stage that these discussions reached before they were terminated. What form of transaction was discussed with Party A? Did the Company ever receive an offer, an indication of interest, or any expressions of value for a potential transaction from Party A? If so, disclose the material terms and the board's response.

- Provide additional details surrounding the termination of the discussions with Party A. Who terminated the discussions and why? If the discussions were terminated by Party A, what reason was cited? If the Company terminated the discussions, explain the reasons for this decision. Disclose whether the parties indicated any interest in reinitiating the discussions at a future date.

- Did Party A (or any other parties with whom the Company had discussions) play any role in the Company's decision to commence this Offer or the discussions regarding the Offer that were ongoing before the discussions with Party A were terminated in August 2017? If so, please describe. For example, did the discussions with Party A have any effect on the board's determination of the price range for the cash component of the Offer consideration?

Miscellaneous, page 43

26. You state that you may not accept tenders from or on behalf of shareholders residing in certain jurisdictions. Please provide your analysis as to how limiting participation in this manner is consistent with Rule 13e-4(f)(8)(i) or revise to clarify. Refer to our guidance in Section II.G.1 of Securities Exchange Act Release No. 58597 (September 19, 2008).

Exhibit 99(D)(1) – Agreement by and among the Company and Carl C. Icahn

27.   We note that the "CVR Agreement" listed as Exhibit A to this Agreement is not attached. Confirm that it is the same as the Form of CVR Agreement included as Exhibit 99(A)(1)(F) to the Schedule TO.

Please amend your filing in response to these comments. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Please direct any questions about these comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: James J. Moloney, Esq. (via email)